UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                November 19, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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RESEARCH UPDATE

FDA RESCHEDULES ADVISORY COMMITTEE MEETING FOR LIRAGLUTIDE - NO CHANGE OF REVIEW TIMELINE ANTICIPATED

The US Food and Drug Administration (FDA) has informed Novo Nordisk that the planned Advisory Committee meeting for liraglutide on 2 March 2009 has been rescheduled to 2 or 3 April 2009.

Novo Nordisk submitted the New Drug Application (NDA) to the FDA on 23 May 2008, meaning that an action letter from the agency to the NDA could be expected on 23 March 2009 following a standard 10-month review period. In September, the agency indicated that it would most likely have to extend the date of completing its assessment by a couple of months. The FDA has informed Novo Nordisk that this is still the timeline it is targeting.

FDA advisory committees are panels of independent experts who advise the FDA as they consider regulatory decisions. The advisory committee meetings are open to the public and are common for major pharmaceutical drugs under review.

Once-daily liraglutide is a human Glucagon-Like Peptide-1 (GLP-1) analogue developed for the treatment of type 2 diabetes. Liraglutide works by stimulating the release of insulin only when glucose levels become too high and by inhibiting appetite.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,550 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

FURTHER INFORMATION:
Media:                       Investors:

Mike Rulis                   Mads Veggerby Lausten
Tel: (+45) 3079 3573         Tel: (+45) 4443 7919
mike@novonordisk.com         mlau@novonordisk.com

                             Hans Rommer
                             Tel: (+45) 4442 4765
                             hrmm@novonordisk.com
In North America:
An Phan                      Kasper Roseeuw Poulsen
Tel: (+1) 609 558 0420       Tel: (+45) 44427741
anph@novonordisk.com         krop@novonordisk.com

Company Announcement no 76 / 2008

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 19, 2008                        NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer